The Vanguard Group, Inc. maintains a $1 30 million joint fidelity bond for all of the registered investment companies in the Vanguard Group, underwritten by ICI Mutual Insurance Company. The bond is for a one-year term beginning June 1, 1994, with an annual premium of $554,663. The premium was paid in full in June 1994.